Stephen C. Koval 212.836.8019 skoval@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6419 www.kayescholer.com

October 5, 2011

BY EDGAR AND BY HAND

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PhotoMedex, Inc.

Registration Statement on Form S-4

Filed August 12, 2011

File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 31, 2011

File No. 000-11635

Dear Ms. Ravitz:

This letter is submitted on behalf of our client, PhotoMedex, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2011 (the “Comment Letter”) to Dennis McGrath, the Company’s Chief Executive Officer and President, with respect to the Company’s joint proxy statement/prospectus on Form S-4 filed with the Commission on August 12, 2011 (File No. 333-176295) (the “Joint Proxy Statement/Prospectus”) and the Company’s annual report on Form 10-K filed with the Commission on March 31, 2011 (File No. 000-11635) (the “Annual Report”).

The Company has filed today with the Commission Amendment No. 1 to the Joint Proxy Statement/Prospectus on Form S-4 (“Amended Joint Proxy Statement/Prospectus”). The Amended Joint Proxy Statement/Prospectus includes revisions, where applicable, intended to address the Commission’s comments set forth below. The information in these responses was provided to us by the Company and Radiancy, Inc. (“Radiancy”).

October 5, 2011

Enclosed with a copy of this letter being sent by hand to you are four copies of the Amended Joint Proxy Statement/Prospectus on Form S-4, marked to show changes from the Joint Proxy Statement/Prospectus filed on August 12, 2011.

The text of each comment contained in the Comment Letter is set forth in italics below, immediately followed by the Company’s corresponding response.

General

1.	When the company updates the financial information, please show us how you calculate the pro forma book value per common share as of June 30, 2011.

Response: The pro forma book value per share has been calculated by dividing pro forma stockholders’ equity by the pro forma number of shares of the Company’s common stock which would have been outstanding had the merger been consummated as of the balance sheet date. For June 30, 2011, the pro forma stockholders’ equity of approximately $91,219,000 is divided by the number of outstanding common shares as of June 30, 2011 of 17,569,425, or $5.25 pro forma book value per common share.

2.	Please identify or tell us the nature of the holdings of the parties who have entered into the Radiancy Voting Support and Lock-Up agreements.

Response: Of the eleven shareholders who entered into the Radiancy Voting Support and Lock-Up agreements, only three shareholders are affiliated with Radiancy: (i) Lewis C. Pell, is a director of Radiancy, (ii) Gohan Investments Ltd. is an entity controlled by Dr. Yoav Ben-Dror, Radiancy’s Chairman of the Board and (iii) Katsumi Oneda is a director nominee for post-merger PhotoMedex that was identified by Radiancy. The other eight shareholders who entered into the agreement are non-affiliated shareholders who received their shares in Radiancy through their respective investments in Radiancy. The identities of the shareholders are disclosed in Schedule I of Exhibit 9.1 filed with the Amended Joint Proxy Statement/Prospectus.

Prospectus Cover Page

3.	Please limit your cover to one page. In addition, in light of the significant bold and capitalized text, your reference to the risk factors section is no longer effectively highlighted. Please revise.

Response: In response to the Staff’s comment, the Company has revised the cover page to the Joint Proxy Statement/Prospectus.

Questions and Answers about the Merger…, page 1

4.	Please treat your question and answer and summary disclosures as a single section and eliminate redundancy.

October 5, 2011

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 1 to 22 of the Amended Joint Proxy Statement/Prospectus.

I hold options and warrants, page 6

5.	Please explain why you have included the phrase “and preferably prior to” in the first sentence. Are you attempting to limit warrant-holder rights?

Response: The Company has deleted the phrase “and preferably prior to” in the sentence described in the Staff’s comment. The Company did not intend to limit any rights of the warrant holders.

Opinion of PhotoMedex’s Financial Advisor, page 10

6.	Because this disclosure document is intended for both Radiancy and PhotoMedex’s shareholders, please provide your analysis of why Radiancy shareholders should not be entitled to rely on the fairness opinion disclosure.

Response: In response to the Staff’s comment, the Company respectfully advises that Fairmount Partners (“Fairmount”) was hired by the board of directors of the Company, pursuant to a formal engagement letter, to render a written opinion as to the fairness, from a financial point of view, to the stockholders of the Company, of the consideration to be paid in connection with the Merger. As a public company with fiduciary responsibilities to its stockholders, the board of directors of the Company requested this opinion from Fairmount for the sole benefit of the stockholders of the Company and to assist it in the satisfaction of its fiduciary duties. The analysis is constructed from the point of view of the Company, and as such, reflects a point of view unique to the Company. This point of view is not identical to Radiancy’s and therefore cannot be relied upon by Radiancy stockholders.

Interests of Radiancy Directors…, page 11

7.	Please revise this section and the next to individually enumerate and quantify, as applicable, each interest of each affiliated party in the transaction.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to enumerate and quantify the interests of each Radiancy director and executive officer in the Merger. Please see pages 11 and 79 to 80 of the Amended Joint Proxy Statement/Prospectus.

United States federal Income Tax Consequences, page 11

8.	Please provide some context around the requirement that Radiancy provide the tax certificate discussed. Specifically, is this merely a formality and, if not, briefly explain any factors that might prevent delivery of the certificate.

October 5, 2011

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 13 and 92 of the Amended Joint Proxy Statement/Prospectus.

Voting by PhotoMedex…, page 17

9.	Please reconcile your disclosure on page 17 which indicates that the record date has occurred and your disclosure on page 3 which suggests that the record date has not been established.

Response: Please note, the disclosure on page 17, to which this comment addresses, has been removed in response to Comment 4. However, similar disclosure appears on page 6 of the Amended Joint Proxy Statement/Prospectus, which has been revised to reflect the Staff’s comments. Please see page 6 of the Amended Joint Proxy Statement/Prospectus.

Risk Factors, page 24

10.	To the extent that Radiancy’s management resides outside of the United States and/or a significant portion of its assets are located in foreign jurisdictions, please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws.

Response: In response to the Staff’s comment, the Company has added the following risk factor to the Joint Proxy Statement/Prospectus.

“It may be difficult for you to effect service of process against Radiancy’s subsidiaries or Radiancy’s officers and directors.

Radiancy’s operating subsidiaries and substantially all of its assets are located outside of the United States. Radiancy’s stockholders may find it difficult to enforce their legal rights based on the civil liability provisions of the United States Federal securities laws against it in the courts of either the United States or Israel and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in the Israeli courts. In addition, even if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. Furthermore, it is unclear if extradition treaties in effect between the United States and Israel would permit effective enforcement against Radiancy or those of Radiancy’s officers and directors that reside outside the United States of criminal penalties, under the United States Federal securities laws or otherwise.”

October 5, 2011

The Merger, page 40

11.	We note your italisized disclosure preceding the description of the merger agreement on pages 40 - 41. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised its italicized disclosure preceding the description of the merger agreement to make clear that it will disclose more recent material developments to the extent that such events occur. Please see page 100 of the Amended Joint Proxy Statement/Prospectus.

Background of the Merger…, page 41

12.	Please revise to specifically identify the individuals who you reference in this section. For example, please identify the “significant stockholder” referenced in the first paragraph as well as the “representatives,” “principals” and ‘significant investors” that you reference throughout this section.

Response: In response to the Staff’s comment, the Company has revised the “Background of the Merger” section to identify each individual that was previously referenced as “significant stockholder,” “principal,” “representative” or “significant investor.” Please see pages 58 to 63 of the Amended Joint Proxy Statement/Prospectus.

13.	Please describe the other two business combination candidates referenced in the final paragraph on page 41 and explain why you determined not to pursue further discussions with them.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see page 59 of the Amended Joint Proxy Statement/Prospectus.

14.	With respect to Messrs. McGrath’s and Stewart’s compensation arrangements, please disclose which payments would be made in the event of a change in control and which ones would not and the number of restricted shares that were awarded individuals.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see page 60 of the Amended Joint Proxy Statement/Prospectus.

15.	Please revise to disclose in greater detail the negotiations concerning the equity split. Please disclose when the parties decided on the 75/25 ownership percentage target referenced and discuss whether other the parties considered other equity split targets. Please also revise the second full paragraph on page 44 to describe why it was necessary to “resolve issues relating to an issuance of preferred stock to Radiancy.”

October 5, 2011

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see page 63 of the Amended Joint Proxy Statement/Prospectus.

16.	Please revise to disclose, as applicable, any material events that occurred following execution of the merger agreement. In this regard, please revise to discuss the negotiations concerning the employment agreement with Mr. Rafaeli and its subsequent amendment on August 9, 2011.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see page 64 of the Amended Joint Proxy Statement/Prospectus.

PhotoMedex Board of Directors’ Recommendation, page 44

17.	Please revise the first bullet point on page 45 to describe in greater detail the “certain resources and technologies” that will be assimilated into the business models of the respective businesses.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see page 64 of the Amended Joint Proxy Statement/Prospectus.

Opinion of PhotoMedex Inc.’s Financial Advisor…, page 47

18.	We refer to the fourth bullet point on page 50 which indicates that Fairmount performed an historical share price and trading volume analysis. Please revise to describe this analysis.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure and to clarify that Fairmount performed a historical share price and trading volume review. Please see pages 72 to 73 of the Amended Joint Proxy Statement/Prospectus.

19.	We note your disclosure in the second and sixth bullet points on page 48 indicating that Fairmount reviewed forecasts of Radiancy on a stand-alone basis. Please revise to disclose whether Fairmount calculated Radiancy’s value on a stand-alone basis. To the extent that Fairmount did not prepare any analysis of Radiancy’s value on a stand-alone basis, please revise to explain the reasons why Fairmount determined that this analysis was not appropriate in the context of rendering the fairness opinion.

Response: Fairmount did not estimate the value of Radiancy on a stand-alone basis. In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to reflect the fact that Fairmount did not conduct that analysis and the reasons why Fairmount determined that the analysis was not appropriate. Please see page 70 of the Amended Joint Proxy Statement/Prospectus.

October 5, 2011

20.	We note your references on pages 43 and 44 to multiple presentations that Fairmount made to PhotoMedex’s board about the proposed transaction. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in greater detail the presentations referenced on pages 43-44, pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. To the extent that the information contained in this presentation is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion dated July 4, 2011, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why the preliminary presentation is not materially related to the transaction.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see page 62 of the Amended Joint Proxy Statement/Prospectus.

21.	In addition, please provide us copies of the materials that Fairmount prepared in connection with its fairness opinion or otherwise provided to PhotoMedex’s board of directors in connection with this transaction, including, among other things, any “board books,” drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the board. After reviewing these materials, we may have additional comment concerning your disclosures concerning Fairmount’s analyses.

Response: Pursuant to Rule 418 under the Securities Act of 1933, as amended, the Company is supplementally furnishing with this response copies of the June 20, 2011 and July 4, 2011 reports. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Joint Proxy Statement/Prospectus nor any amendment thereto.

22.	For each of the analyses, please revise to disclose the assumptions used by Fairmount to calculate the implied equity value per share figures from the implied enterprise valuations.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see pages 70 and 73 of the Amended Joint Proxy Statement/Prospectus.

23.	Please revise to explain why a 15% discount was applied to the PhotoMedex Standalone Basis Public Comparable Analysis and Precedent Transaction Analysis.

October 5, 2011

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see pages 70 to 71 of the Amended Joint Proxy Statement/Prospectus.

Public Comparables Analysis…, page 51

24.	Please revise to clarify the meaning of the final sentence in this section and the similar statement on page 52. Were additional financial analyses performed using EBITDA? As applicable, please explain why analyses using LTM EBITDA were deemed “not meaningful” while analyses using LTM Revenue were deemed “meaningful”?

Response: In response to the Staff’s comment, the Company notes that its last twelve month adjusted EBITDA was $100,000. The last twelve months adjusted EBITDA was calculated by adjusting the Company’s last twelve months EBITDA, which amounted to a $500,000 loss, upward by an amount equal to $600,000 to account for stock based compensation during that period. Applying a multiple to an essentially breakeven EBITDA or adjusted EBITDA would not, in the opinion of Fairmount, reasonably reflect the market value of the Company, or provide a reasonable data point to measure and assist shareholders or to allow the board of directors of the Company to evaluate the Company’s fair value. As such, it was determined that EBITDA was not a meaningful or appropriate method to consider in the final analysis.

Conclusion, page 55

25.	Because the structure of the merger and consideration do not clearly convey the per share value attributed to PhotoMedex stock, please revise here and in the analyses to explain how they supported Fairmount’s fairness conclusion.

Response: In response to the Staff’s comment, the Company notes that Fairmount determined that in order to provide the shareholders of the Company with a useful illustration of a financial analysis of all of the transactions contemplated by the merger agreement, it would be helpful for it to present the implied value that it generated as part of its analyses on a per share basis, based on conversion assumptions of outstanding options and warrants following the closing of the merger transaction. The per share value format was simply an additional alternative presentation to provide shareholders with another metric that might assist in evaluating the transaction, but was not otherwise material to Fairmount’s analysis or conclusions.

Certain Projected Financial Information, page 57

26.	We note your disclosure on page 50 that projections were provided to Fairmount for PhotoMedex, Radiancy and the combined company. Accordingly, please revise to include the projections and other financial metrics given to Fairmount for PhotoMedex and for Radiancy on stand-alone bases.

October 5, 2011

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see pages 77 to 79 of the Amended Joint Proxy Statement/Prospectus.

27.	We refer to the carryover paragraph at the top of page 58. You may not disclaim responsibility for the accuracy of your disclosure. Accordingly, please revise the penultimate sentence of this paragraph to remove the disclaimer.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to remove the disclaimer.

Interests of PhotoMedex Directors…., page 59

28.	Please provide a table illustrating the total dollar interest of each individual PhotoMedex executive officer and director. Please also include this table in the Summary on page 11.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 12 and 82 of the Amended Joint Proxy Statement/Prospectus.

Ownership of Common Stock, page 61

29.	We note your references on page 45 and elsewhere to a targeted ownership split of 75/25. Please revise your disclosure on pages 61 and 62 to illustrate the number of outstanding shares and convertible securities expected to be held by PhotoMedex and Radiancy shareholders following the merger. Please disclose any material assumptions used in the calculation and, if applicable, provide a range of potential post-merger holdings. Please also revise here and on page 9 of the summary to state, if true, that PhotoMedex stockholders will need to exercise warrants in order to hold a 25% share and that the exercise price of these warrants is significantly higher than PhotoMedex’s current and historical stock price.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 10, 84 and 275 of the Amended Joint Proxy Statement/Prospectus.

United States Federal Income Tax Consequences…, page 66

30.	We note that your exhibit index indicates that you will be filing an opinion with respect to tax matters. Accordingly, please revise this section, as applicable, to identify counsel and disclose which portions of the disclosure constitute counsel’s opinion.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see page 92 of the Amended Joint Proxy Statement/Prospectus.

October 5, 2011

31.	We refer to the final paragraph on page 70. Counsel must opine on all material tax consequences not just “certain” ones. It is also inappropriate to disclaim responsibility for your disclosure by disclosing that it is “for general information only.” Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see page 96 of the Amended Joint Proxy Statement/Prospectus.

U.S. Income Tax Consequences to PhotoMedex Stockholders, page 68

32.	We note the disclosure concerning the “unclear” tax treatment of the warrants and the escrowed shares. Whenever possible, you must state unequivocally the tax consequences of the transaction, not merely what the consequences “should” be. In each circumstance where your counsel is not able to opine on a material tax matter, please say so directly and disclose why you are not able to provide the disclosure. If, however, counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you should explain the reasons for the doubt and the degree of uncertainty. Please note that this comment also applies to your disclosure in the penultimate paragraph on page 70 concerning U.S tax consequences to PhotoMedex shareholders as a result of the merger.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see page 94 of the Amended Joint Proxy Statement/Prospectus.

Escrow/Indemnification, page 78

33.	Please revise to identify the “respective stockholders” and to explain how the shares will be distributed. Would the shares be distributed on a pro rata basis to all pre-merger PhotoMedex or Radiancy shareholders? Please also revise to identify the types of indemnification claims covered. In this regard we refer to section 1.3 and 5.18 of the Merger Agreement. Please also file the escrow agreement as an exhibit to the registration statement.

Response: We have revised the Joint Proxy Statement/Prospectus to identify the respective stockholders of PhotoMedex and Radiancy and to describe how shares held in escrow would be distributed. We have also revised the Joint Proxy Statement/Prospectus to describe in greater detail the scope of indemnification claims that are covered by the merger agreement. The escrow agreement is in the process of being negotiated and we will include the final form of escrow agreement in a subsequent filing of an Amendment to the S-4 prior to requesting that the Form S-4 be declared effective.

October 5, 2011

Information about the Companies, page 88

34.	Revise throughout to eliminate, state as management’s belief, or substantiate qualitative claims about each company’s product, services or business.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to eliminate, state as management’s belief, or substantiate each qualitative claim in this section about each company’s product, service or business. Please see pages 128 to 133 of the Amended Joint Proxy Statement/Prospectus.

Distributors, page 95

35.	Please revise to identify the key international markets where Radiancy is focusing its sales efforts.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to identify the key international markets where Radiancy is focusing its sales efforts. Please see page 135 of the Amended Joint Proxy Statement/Prospectus.

Purpose of the PhotoMedex Annual Meeting, page 118

36.	Please revise the proxy to include a proposal in accordance with Rule 14a-21.

Response: The Company respectfully submits that, as a smaller reporting company, it is required to include in the Joint Proxy Statement/Prospectus only the proposal required by Rule 14a-21(c), which appears in the proxy as Proposal No.13, Advisory Vote on Golden Parachute Compensation. As a smaller reporting company, it is the Company’s understanding that the proposals required by Rule 14a-21(a) and (b) will not be required until the Company’s first annual or other meeting on or after January 21, 2013. If the Company’s understanding of Rule 14a-21 is incorrect, please advise.

Information about the Nominees, page 123

37.	Please revise your disclosure on pages 124 and 127 concerning Mr. Connelly to indicate the dates of his service at Viasys Healthcare and Rhone Poulenc Rorer. Please also revise your disclosure concerning Mr. Sight on pages 125 and 126 to identify each of the “various other public companies” on whose board he has served during the past five years. Please refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 206 to 207 of the Amended Joint Proxy Statement/Prospectus.

October 5, 2011

Security Ownership…, page 145

38.	Please revise footnotes 12, 13, 14, 15 and 17 to identify the natural person or persons who exercise voting or dispositive control over the securities.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus. Please see pages 228 to 229 of the Amended Joint Proxy Statement/Prospectus.

39.	Please revise to disclose the information required by Regulation S-K, Item 403 with respect to Radiancy. Please refer to Item 18(a)(5)(ii) of Form S-4 and Item 6.d. of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the director nominees in the Security Ownership Table. Please see page 227 of the Amended Joint Proxy Statement/Prospectus.

Proposal 5…, page 150

40.	Please revise your proxy to present the proposals to increase the number of authorized shares, to approve the issuance of blank check preferred stock, to expand your indemnification obligations to your directors and officers, and to not opt out of the provisions of NRS 78.378 and 78.3793 as separate proposals or advise. If any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals. Refer to Exchange Act Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to provide for separate proposals with respect to proposed changes to the Company’s Articles of Incorporation. Please see pages 241 to 247 of the Amended Joint Proxy Statement/Prospectus.

Proposal 6…, page 151

41.	We note your disclosure on page 149. Please revise the first paragraph on page 151 to explain that Mr. Rafaeli’s employment agreement entitles him to a bonus equal to 1% of combined company sales and that shareholders are asked in the proposal to vote for a second bonus package for Mr. Rafaeli.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see page 248 of the Amended Joint Proxy Statement/Prospectus.

October 5, 2011

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 178

Overview, page 182

42.	Please tell us why you calculated the purchase price using the July 5, 2011 market price and not the market price as of the latest available date.

Response: The July 5, 2011 market price was used in calculating the estimated purchase price as it was the day that the pending merger was announced. The Company chose to use this date so that the purchase price did not continue to change though the registration process. The Company has updated the estimated purchase price to use the September 28, 2011 market price as this date is closer to the date of filing of the Amended Joint Proxy Statement/Prospectus. The Company understands that this is an estimate of the purchase price and it will use later dates for purposes of estimating the purchase price in any subsequent amendments to the Joint Proxy Statement/Prospectus.

43.	Please tell us why you included the repurchase transaction of the Perseus securities as part of the estimate of the purchase price. Refer to ASC 805-10-25-20.

Response: The Company considered ASC 805-10-25-20 and the payment to be made pursuant to the repurchase agreement with Perseus was included as part of the purchase price as it is a condition to the closing that Radiancy provide to the Company the cash sufficient to make such payment. Pursuant to Section 4.4 of the merger agreement:

“Payment to Perseus.

(a) Contemporaneously with the Closing (or at such other time and upon such terms and conditions as may be mutually agreed upon by the Parties), Radiancy agrees to provide, from its available cash, to PhotoMedex an aggregate amount as shall be sufficient to allow PhotoMedex to satisfy in full its payment obligation under that certain Repurchase Right Agreement, dated as of May 27, 2011 (the “Repurchase Right Agreement”), by and between PhotoMedex and Perseus Partners VII, L.P. (“Perseus”). The Parties hereby agree that any payments to be made pursuant to this Section 4.4 may be made by Radiancy, in its sole discretion, directly to Perseus.

(b) The payment described in Section 4.4(a) above shall exclusively be used to satisfy the obligations of PhotoMedex to Perseus in accordance with the terms of the Repurchase Right Agreement and the satisfaction of the foregoing obligations to Perseus (the “Repurchase Transaction”) shall be a condition to the Closing of this Agreement.”

The payment to be made pursuant to the repurchase agreement is not a separate transaction between Radiancy and the Company, but the making of this payment is a condition to the consummation of the transactions contemplated by the merger agreement. Since it is not a separate transaction, it was included as a part of the purchase price calculation.

October 5, 2011

Pro forma adjustments to the balance sheet, page 183

44.	Please respond to the following:

•

Since the allocation is preliminary, please identify significant liabilities and tangible and intangible assets likely to be recognized and highlight uncertainties regarding the effects of amortization periods assigned to the assets.

•	Please tell us if you are awaiting additional information that may impact the measurement of a contingency.

•

Please disclose the expected useful lives or amortization periods of significant assets acquired. If the amortization is not straight-line, you should disclose the effect on operating results for the five years following the acquisition, if material.

Response: The significant intangible assets likely to be recognized in the valuation are core technologies, product technologies, customer relationships and tradenames. The estimated useful lives that the assets will be amortized, utilizing the straight line method, are ten years for the core technologies, customer relationships and tradenames and five years for product technologies. In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure. Please see pages 280 to 281 of the Amended Joint Proxy Statement/Prospectus. In addition, there is some uncertainty regarding additional changes in the stock price at the time of the merger as well as some uncertainty regarding the timing of the legal settlement contingent liability for Radiancy.

Pro forma adjustments to the statements of operations, page 184

45.	With a view toward disclosure, please tell us how you determined the pro forma adjustments to your income tax expense. Refer to Instruction 7 of Rule 11-02(b) of Regulation S-X.

Response: The Company determined the pro forma adjustments as follows. First it calculated the value, for U.S. income tax purposes, of the Company immediately before the Merger. From this the Company determined that the maximum amount of net operating loss carryforward under Section 382 of the Internal Revenue Code that could be used by the combined company. That amount was approximately $48,082,000 million. From this determination, the Company then calculated what the deferred tax asset/liability would be for the Company as of June 30, 2011, the assumed date of the Merger for pro forma balance sheet purposes. These calculations reflected the pro forma book adjustments reflecting, among other things, the elimination of the convertible debt to Perseus and the establishment of a new set of intangible assets. The calculations similarly reflected book to tax differences that were consistent with the assumption that the Merger date was January 1, 2010. Resulting from these calculations was an opening net deferred tax asset of approximately $36,064,000, of which approximately $9,623,000 was short term. Third, the Company evaluated whether a valuation allowance should be applied to the deferred tax asset. Based on projections that the Company and Radiancy had made of the prospects for taxable income for U.S. operations in 2011 through 2013 and the continuing prospect for taxable income thereafter, the Company determined that deferred tax asset need not be diminished by a valuation allowance. The effect of the deferred tax asset effectively reduced by approximately $28,002,000 the amount of Radiancy’s Merger consideration that would otherwise have been allocated to goodwill.

The Company next turned to the pro forma adjustments for the pro forma statements of operations of the combined companies for the year ended December 31, 2010 and for the six months ended June 30, 2011. These adjustments assumed that the date of the Merger was January 1, 2010. First, the historical results for the two periods were compiled. Second, such results were adjusted to reflect, among other things, the fact that the convertible debt that was issued to Perseus and the warrants to acquire the Company common stock that were held by Perseus had been extinguished and the fact that with a new set of intangible assets resulting from the acquisition, there would be an adjustment to reflect new amortization schedules. Third, the adjusted book results were further adjusted for book to tax differences that would be consistent with the assumed Merger date. In the year ended December 31, 2010, the current tax expense of the combined company was reduced: (a) by the usage of Radiancy’s U.S. net operating loss carryforward and (b) by the usage of the Company’s taxable loss for the period. The usage under (b) gave rise to an adjustment, attributable to the Company, to current tax expense of approximately $2,471,000. For the period ended June 30, 2011, there was no corresponding adjustment attributable to the Company inasmuch as Radiancy had sufficient taxable loss in the period to have a current tax expense from U.S. operations of nil.

Fourth, the deferred tax asset was updated, consistent with the adjustments made for the statements of operations, as of December 31, 2010 and June 30, 2011. The updated balance of the deferred tax asset for the Company was greater at December 31, 2010 than it was at January 1, 2010, and therefore a deferred benefit of approximately $1,310,000, equal to the increase in the balance of the account, was entered on the statement of operations. Similarly, the balance of the deferred tax asset at June 30, 2011 was greater than the balance at December 31, 2010, and therefore a deferred benefit of approximately $2,326,000 was entered on the statement of operations for the six-month period ended June 30, 2011.

For reference, below is the proposed disclosure to the footnote:

The pro-forma tax adjustment for each period is broken down as follows:

	Year ended December 31, 2010	Six months ended June 30, 2011
Decrease to Current Tax Expense	$(2,471)	$—
Incremental Deferred Tax Benefit	(1,130)	(2,326)

Adjustment	$(3,601)	$(2,326)

The decrease to the current tax expense for the year ended December 31, 2010 is the result of the current period Company loss offsetting Radiancy income from U.S. operations. There was no similar decrease in the six-month period ended June 30, 2011, as Radiancy had a loss in that period from U.S. operations and therefore derived no benefit from the loss incurred by the Company in the same period or from the Company’s net operating loss carryforwards. The incremental deferred tax benefit in each period is related to additional deferred tax assets that have been created in the post-acquisition period.

The pro-forma components of ending deferred tax assets and liabilities on a combined basis are summarized as follows:

June 30, 2011
Current:
Accrued expenses and other	$9,623

Total current deferred tax assets	9,623
Non-Current
Net operating loss and credit carryforwards	26,280
Capitalized R&D	2,947
Intangibles	(7,878)
Property and equipment	4,040
Other non-current deferred assets	1,012
Total non-current deferred tax asset/(liability)	26,441

Net deferred tax asset	$36,064

Prior to the acquisition, a full valuation allowance offset the net deferred tax assets of the Company. Given the future projected income of Radiancy, it was deemed appropriate that this valuation allowance be removed. Due to the fact that the elimination of the valuation allowance was a direct result of the business combination, the impact of this was recorded as an adjustment to goodwill. Section 382 of the Internal Revenue Code was taken into account when determining the value of the deferred tax asset related to the Company’s U.S. net operating loss carryforwards at the time of the acquisition. . No tax asset has been recognized with respect to net operating loss carryforwards that are deemed to be permanently limited under Section 382. The amounts recognized are deemed to be reasonable but are subject to change given a more formal analysis under Section 382.

46.	Please show us how you determined that you will issue 14,475,430 shares in the merger. Please also explain how you determined that 234,650 shares will be issued for the exercise of warrants. Please also revise the disclosure to briefly explain how you will determine the number of shares to be issued.

Response: The issuance of 14,475,430 shares was determined by starting with the number of shares of Company common stock that are issued and outstanding immediately prior to the consummation of the merger (including, for these purposes, any shares of Company common stock that are issuable upon conversion or exercise of any outstanding convertible securities of the Company having a conversion price or exercise price that is less than $25.00 per share), which the Company has estimated to be 3,811,810 multiplied by three as is contemplated by the terms of the merger agreement. That total, 11,435,430, is then increased by 3,040,000, as is contemplated by the terms of the merger agreement. Please see the section entitled The Merger, beginning on page 58 of the Amended Joint Proxy Statement/Prospectus for a description of the terms of the merger agreement.

October 5, 2011

With respect to the 234,650 shares that are shown as issued for the exercise of warrants, they relate to the outstanding warrants held by Clutterbuck Funds. These warrants all contained exercise prices below the current market price. Clutterbuck Funds informed the Company that it was their intent to exercise these warrants during August 2011. In fact, they have since exercised those warrants.

In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include the requested disclosure to briefly explain how the number of shares to be issued was determined.

Where you can find more information, page 197

47.	Please refer to Item 14 of Form S-4 and explain to us how you concluded that you are eligible to incorporate these or any filings by reference. If you are not eligible to incorporate filings by reference, please revise to provide all required information including the financial statements for PhotoMedex that meet the requirements of Regulation S-X. Please refer to Item 14(e) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the Joint Proxy Statement/Prospectus to include those items previously incorporated by reference.

Radiancy, Inc. Consolidated Financial Statements, page F-1

Note 4. Segment Information, page F-7

48.	Please tell us why you refer to three reportable segments in the first sentence, but show only two in your disclosures.

Response: Inasmuch as Radiancy has only two reportable segments, the Company has revised the typo in the first sentence of Note 5 (formerly Note 4) to the Radiancy Condensed Consolidated Interim Financial Statements in the Joint Proxy Statement/Prospectus to be consistent with the disclosure of two reportable segments.

Consolidated Balance Sheets, page F-12

49.	We note that you have issued preferred stock that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares. As such, please disclose, consistent with ASC 505-10-50-4, the liquidation preference of the stock in the equity section of your balance sheet in the aggregate.

Response: The balance sheet has been revised to disclose the aggregate amount of the liquidation preference within the equity section of the balance sheet (parenthetically, as allowed by ASC Topic 505-10-50-4).

October 5, 2011

In this regard, it should be noted that Radiancy reassessed the terms of the preferred stock and has determined that such shares are eligible to be classified within the permanent equity (rather than temporary equity). This determination has resulted in classification of an immaterial amount ($9 thousand) to permanent equity. In addition, Radiancy has updated its significant accounting policies accordingly (see Note 2T).

Note 9. (now Note 8) Commitments and Contingent Liabilities, page F-23

50.	Please tell us how you considered the disclosures required by ASC 450-20-50.

Response: Radiancy has reconsidered the disclosure requirements prescribed within ASC 450-20-50 and determined as follows:

•

TRIA Beauty, Inc. claim - Management is of the opinion that the nature of the contingency has been properly disclosed within Note 8 (formerly Note 9); however, the note has been updated to state clearly that no provision was recognized with respect to this claim and also that the amount of loss cannot be reasonably estimated.

•

Conditional one time payment to founders - The note has been updated to state clearly that no provision was recognized. An additional disclosure has been added to state that Radiancy will be required to recognize this loss contingency when the Merger is consummated.

Please note, Note 9 is now Note 8 in the Amended Joint Proxy Statement Prospectus.

Note 10. (now Note 9) Shareholders’ Equity, page F-23

E. Stock option plans, page F-25

51.	Please disclose how you determined the significant assumptions used to estimate the fair value of your option awards. Refer to paragraph 718-10-50-2, sub-paragraph f.2 of the FASB Accounting Standards Codification.

Response: Radiancy has revised the disclosure included in Note 9 (formerly Note 10) to disclose how it determined the significant assumptions used to estimate the fair value of options awards in accordance with paragraph 718-10-50-2, sub-paragraph f.2 of the ASC.

In addition, Radiancy has added disclosure in the subsequent events note (see Note 13) with respect to the grant of stock award to the Chief Executive Officer and stock options to certain directors, executives and employees of Radiancy on June 30, 2011. As of June 30, 2011, Radiancy recorded stock based compensation expense of $27.1 million, as further described in Note 15.

52.	We note your disclosure in this section that you had an independent appraisal firm complete an appraisal of the fair value of the target stock. Please describe to us and revise the filing to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Further, we also note the disclosure on page F-23 in Note 9 regarding the opinion of your legal counsel. Please similarly address that disclosure.

October 5, 2011

Response: Radiancy relied upon a report of a third party expert in connection with the valuation of the fair value of Radiancy’s stock. Accordingly, the written consent of the expert will be included as an exhibit to the Joint Proxy Statement/Prospectus. Furthermore, the disclosure in Note 8 (formerly Note 9) to the consolidated financial statements was revised to describe the proper scope of involvement of Radiancy’s legal counsel which did not involve reliance.

Note 11. (now Note 10) Taxes on Income, page F-27

53.	Please disclose the cumulative amount of undistributed earnings of your foreign subsidiaries that are intended to be indefinitely reinvested in those operations in accordance with ASC 740-30-50-2(b).

Response: Radiancy has revised the disclosure included in Note 10 (formerly Note 11) to disclose the cumulative amount of the undistributed earnings of the foreign subsidiary that are intended to be indefinitely reinvested in those operations in accordance with ASC as requested. Please see pages F-99 to F-102 of the Amended Joint Proxy Statement/Prospectus.

E. Carryforward Tax Losses, page F-27

54.	Please tell us why you recorded a full valuation allowance for your net operating loss carryforward in 2009. We note that you fully utilized the amount in 2010.

Response: Radiancy has reconsidered this matter and concluded that the accounting treatment applied with respect to its deferred tax assets (particularly with respect to its net operating losses) should be modified. Accordingly, Radiancy restated its financial statements by reducing the valuation allowance to nil in order to reflect management expectations to realize the entire amount of the deferred tax assets as of December 31, 2009. Such determination was based upon the weight of all available information as of that date (December 31, 2009), including the budget and expectations with respect to Radiancy’s expected performance in fiscal 2010 and 2011.

Note 12. (now Note 11) Supplementary Financial Statement Information, page F-30

55.	On page F-30, we note that your allowance for doubtful debts increased $2,692,000 in 2010. Please reconcile to the amount shown as bad debt expense for 2010 of $1,496,000 on page F-31.

Response: The allowance for doubtful debts as of December 31, 2010 was erroneously overstated in an amount of approximately $1,183 thousand. The correct balance of allowance for doubtful debts as of December 31, 2010 is $1,509 thousand and reconciles properly with the bad debt expense for 2010 (an amount of $1,497 thousand). The financial statements have been restated to reflect this correction, see Note 11 (formerly Note 12) in the Amended Joint Proxy Statement/Prospectus.

October 5, 2011

56.	Please tell us why your sales returns allowances increased by $3,075,000 in 2010.

Response: The increase of $3,003 thousand in fiscal 2010 was mainly due to the rapid growth of the direct to consumer sales channel of Radiancy’s consumer products which revenues increased from $0.5 million in 2009 to $29.9 million in 2010. This type of customer is characterized by higher rates of product returns (68% of the sales returns allowance relates to such customers). It should be noted that Radiancy’s distributors are not entitled to rights of return and accordingly the increase in revenues did not affect the provision for returns.

Following is a breakdown of the revenues of the consumer products segment for the years ended December 31, (in thousands):

	2010	2009
Direct to consumer	$29,865	$500
Distributors	31,087	7,134
Retailers and Home Shopping Channels	5,703	4,345

Total Consumer Products Revenues	$66,655	$11,979

As of December 31, 2009, Radiancy presented sales returns allowance in an amount of $100 thousand and deferred revenues in an amount of $302 thousand. As the deferred revenues balance ($302 thousand) represented items that were subject to right of return and due to the fact that the revenue recognition criteria with respect to the sale arrangements which entitle the buyer a right of return have not been met, it should have been presented under the caption sales returns allowance balance. As of December 31, 2010, $230 thousand of deferred revenues balance before reclassification represented items that were subject to a right of return, as described above. Such amount was accordingly reclassified in the June 30, 2011 financial statements.

Based on the abovementioned reclassification, the sales returns allowance as of December 31, 2010, was $3,405 thousand ($3,175 thousand originally presented and $230 thousand reclassified from deferred revenues) compared to $402 thousand ($100 thousand originally presented and $302 thousand reclassified from deferred revenue) as of December 31, 2009.

Note 13. (now Note 12) Segment Information, page F-32

B. Geographic information, page F-33

57.	Please provide information about revenues attributed to any individual foreign country that is material. Refer to ASC 280-10-50-41.

October 5, 2011

Response: In response to the Staff’s comment, Radiancy has revised the Joint Proxy Statement/Prospectus in accordance with ASC 280-10-50-41. Please see pages F-103 to F-104 of the Amended Joint Proxy Statement/Prospectus.

Undertakings, page II-1

58.	Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii) or advise.

Response: The Company respectfully advises the Staff that the undertaking required by Regulation S-K Item 512(a)(5)(ii) was included in the Joint Proxy Statement/Prospectus and appears on page II-8 of the Amended Joint Proxy Statement/Prospectus.

Exhibits

59.	Please file Schedule I to Exhibit 9.1.

Response: In response to the Staff’s comment, the Company has refiled Exhibit 9.1 to include Schedule I to Exhibit 9.1.

60.	We refer to the first paragraph of Exhibit 9.2 which indicates that the agreement is between PhotoMedex and holders of Radiancy securities. More specifically, we note that each of the securityholder signatories to the agreement are identified on page 146 as PhotoMedex stockholders. Accordingly, please confirm to us that each of these signatories is a stockholder of both PhotoMedex and Radiancy. We may have further comment after reviewing your response.

Response: In response to the Staff’s comment, the Company has refiled Exhibit 9.2 to include the correct version of this document, which is an agreement between Radiancy and certain stockholders of the Company.

61.	We refer to your disclosure in the sixth and seventh paragraphs on page 95 concerning your exclusive distribution agreement in Japan. Please file your exclusive distribution agreement for the Japanese market and all other material distribution arrangements.

Response: In response to the Staff’s comment, the Company has filed as Exhibits 10.58 and 10.59 to the Amended Joint Proxy Statement/Prospectus Radiancy’s distribution agreement and extension with Radiancy’s distributor in Japan. Please note that Radiancy has sought confidential treatment on certain portions of the distribution agreement and extension. Radiancy has also advised the Company that there are no other material distribution agreements.

Exhibit 5.1

62.	Given the date restriction in the final paragraph of page 2 of the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective. Please also have counsel provide a date in the opinion.

October 5, 2011

Response: The Company confirms that it will file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Exhibits 23.2 and 23.3

63.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Response: The Company and Radiancy have noted your comment and will include, as appropriate, all consents from the independent accountants that are required in each amendment to the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 11. Convertible Debt, page F-23

64.	Please tell us how you considered the down-round provisions of the convertible notes in determining how to account for them. Refer to ASC 815-15 and 815-40-55-33 through 55-34.

Response: The Company entered into convertible notes that contain down-round provisions in which the number of underlying shares, and the corresponding price per share would change if the Company were to issue stock below the stated conversion price of the convertible notes. The Company evaluated the embedded conversion feature to determine whether or not it was a derivative and if it should be separated from the host instrument.

In order to determine whether the embedded derivative would be a derivative instrument on its own, the Company reviewed the definition of a derivative. According to ASC 815-10-15-83, “A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by a means outside the contract.

October 5, 2011

3.	It provides for delivery of an asset that puts the recipient in a position “not substantially different from net settlement”

The embedded conversation option has an underlying notional amount and an initial net investment. Thus (a) and (b) in the definition of a derivative are met. With respect to (c) and net settlement, the Company also considered ASC 815-10-15-99 which states “A contract fits the description in paragraph 815-10-15-83(c): if its settlement provisions meet criteria for any of the following:

a.	Net settlement under contract terms

b.	Net settlement through a market mechanism

c.	Net settlement by delivery of derivative instrument or asset readily convertible to cash.”

Based on the contract, there is no net settlement under the contract terms. In addition, there is no established market mechanism that facilities net settlement outside the contract as there is no active market for this convertible debt. With respect to whether the conversion option is readily convertible to cash, the Company reviewed the definition of “readily convertible to cash” in the glossary of the codification, which states that “Assets that are readily convertible to cash have both of the following:

a.	Interchangeable (fungible) units

b.	Quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.”

Based on the above, the convertible debt is not readily convertible to cash as the underlying common shares are an unusually large block of stock and thus the market would be unable to absorb the quantity without impacting the overall price of the stock. Thus, the embedded conversion option does not permit net settlement and therefore does not meet the definition of a derivative. As a result, the Company determined that the embedded conversion feature was not a derivative and therefore, it should not be separated from the host instrument.

65.	Please tell us how you accounted for the convertible debt modification. Refer to ASC 470-50.

Response: It was determined that the debt modification was not a troubled debt restructuring as defined in ASC-47-60, since there were no concessions provided by the creditor. As such, the Company accounted for the convertible debt modification in accordance with ASC 470-50.

According to ASC 470-50, “From the debtors’ perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt

October 5, 2011

instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.	A modification or an exchange affects the terms of an embedded conversion option, from which the change in fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.”

The modification did not affect the terms of the embedded conversion option of the debt and the modification did not add or eliminate a conversion option. Thus, the determination of whether this modification or extinguishment was performed using the calculation of the present value of the cash flows of the debt instrument before and after the modification. Based on this, the present value of the cash flows of the debt after the modification was not 10 percent different from the present value of the remaining cash flows prior to the modification. As a result, this modification was not deemed to be substantial and transaction was accounted for as a debt modification and not an extinguishment.

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 5, 2011

Thank you for your assistance regarding this matter. Please contact me at (212) 836-8019 with any further comments or questions you may have.

Sincerely,

/s/ Stephen C. Koval
Stephen C. Koval

cc:	Gary Newberry

Kaitlin Tillan

Joseph McCann

EXHIBIT A

PhotoMedex, Inc.

147 Keystone Drive

Montgomeryville, PA 18936

October 5, 2011

BY EDGAR AND BY HAND

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PhotoMedex, Inc.

Registration Statement on Form S-4

Filed August 12, 2011

File No. 333-176295

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 31, 2011

File No. 000-11635

Dear Mrs. Ravitz:

In connection with Kaye Scholer LLP’s comment response letter, dated October 5, 2011 (the “Response Letter”), filed on behalf of PhotoMedex, Inc. (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on October 5, 2011, in response to the Staff’s letter to the Company dated September 8, 2011, the Company is hereby acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

1

Very truly yours,

PhotoMedex, Inc.

By: /s/ Dennis McGrath
Dennis McGrath, Chief Executive Officer and President

2